EXHIBIT 20.1


Dear Fellow Shareholders:

The Board of Directors had not planned on responding to MPF's second letter of June 2 and their third letter and proxy statement of June 5. However, over the past several weeks as we have been trying to personally contact each and every shareholder, many of you have not only voiced your strong support of the Board but also have asked us to respond directly to the seriously misleading statements MPF continues to raise. We not only apologize for taking more of your time but also for the Board being distracted from what should be our primary focus, managing the Company.

We believe it is obvious that:
     o MPF desires to takeover BellaVista, having complete control of the Company's operations from the Board of Directors on down to the management of BVC's assets.
     o MPF prefers having no accountability to the BVC's individual shareholders for the term of their election to the board as they will command the voting majority by populating their 5 seats with MPF partners and employees.
     o MPF will pay themselves an annual management fee equal to "2% of assets" and decide for themselves how to calculate the assets, what items are included in their fee, and what expense items are extraordinary and, therefore, not included, such that BVC would have to pay these extraordinary items in excess of the annual management fee.
     o MPF is, in our opinion, hoping that the current Board of individual shareholders will eventually resign under the stress and distraction of dealing with MPF's self-serving actions.
     o MPF is planning to operate the Company without Directors and Officers (D&O) insurance. While this incredibly irresponsible action would effectively force your current Board of Directors to resign due to resulting personal liability exposure, it clearly puts YOUR share value at risk, as BVC without insurance would be exposed to the costs and liabilities associated with any related lawsuits brought against the Board going forward.
     o MPF demonstrates little regard for the SIGNIFICANT expenses (and the associated negative impact on share price) the Company has been compelled to incur to deal with this hostile takeover attempt.
          o    Dealing with MPF's self-serving actions,  including responding to their initial takeover demand, their multiple shareholder letters and their recent proxy solicitation has cost the Company an estimated $72,000 to date.
     o MPF's overreaching attempt to seize control of the Company and the Board will:
          o    Create no value
          o    Put in jeopardy the property  sales that we currently  have under negotiation as the buyers "smell blood in the water".
          o    Decrease BVC's share price

What is not clear is:
     o    How MPF plans to manage the assets.
     o How MPF plans to maintain an alignment of interests with the vast majority of BVC's individual shareholders.
     o To whom will MPF be accountable? We suppose MPF will be accountable only to themselves and the thousands of investors in their many shareholder funds, as MPF will be the asset manager, the company's management, "investment advisor" and control the Board of Directors, which results in a situation that effectively provides for no checks and balances of their decisions and actions. Further, there will be no oversight.

Given MPF's continued deluge of misleading statements and misinterpreted financials, we, as individual shareholders are quite concerned. And, while we would urge you not to return the MPF proxy, we recognize that the choice in this matter up to you, our shareholders, to whom your current Board is accountable.

We strongly suggest that you review the following clarifications and corrections to the misinformation that MPF has provided. Then, you must decide who can and will better serve your interests as individual shareholders.

That said, regardless of how you choose to proceed, we ask that you wait until you receive the BellaVista definitive proxy material which we are in the process of developing. We anticipate these materials will be available in approximately 3 weeks, following the mandatory SEC filing period.

WE URGE YOU TO READ THE DEFINITIVE PROXY STATEMENT WHEN IT IS AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT YOUR VOTE ON THESE PROPOSALS. WE WILL BE MAILING EACH REGISTERED SHAREHOLDER A COPY OF THE DEFINITIVE PROXY STATEMENT, AND YOU CAN OBTAIN COPIES OF ALL MATERIALS FILED IN CONNECTION WITH THIS SOLICITATION FOR FREE AT THE SEC'S WEB SITE OR BY CALLING US AT (480) 563-3351.


By way of an update on the Company, while in the midst of dealing with all of the distraction and expense MPF has instigated with its proxy efforts, we continue to make real progress toward our long stated goal of a controlled liquidation, which we have discussed in detail at the past two annual meetings and in several of our previous communications. We will be sending each of you an update on all of the REO properties BVC controls and operates in the upcoming weeks. We believe you will be pleased with the significant progress that has been made with each property.

In the interim, we encourage you to contact any of us on the Board with your questions and comments.

We, as your Board and as your fellow individual shareholders, sincerely appreciate your time, consideration and continued support during this trying time.

Sincerely,


William Offenberg                   Jeff Black
(408) 396-3971                      (408) 499-0352



Patti Wolf                          Robert Puette
(480) 563-3351                      (408) 309-3710

          BellaVista Response to MPF's June 5, 2009 Proxy Cover Letter
          ------------------------------------------------------------
       Excerpts from MPF's Letter are presented in quotes with "Red Font"


1.   "Improve your chance of profits" with a bet on MPF
     A. Review page 6. There are no guarantees of performance... But "bet on MPF"
          i.   Whose share costs range from $1.00 to $2.25
          ii. Who holds their BVC shares spread across some 17+ of their investment funds.
          iii. Who will earn an annual management fee of $834,000 using a large portion to defray current overhead
          iv. Who will award themselves a 15% stock option, and thereby dilute your shares by 15%
          v. Who will have total control of the Company, its assets and Board of Directors.
     B.   Sounds like "a stacked deck" against the individual BVC shareholders.


2.   "BellaVista has squandered 73% of the value of your investment,..."
     A. 73% is certainly a large number but that is about all one can say about it other than 73% is both totally misleading and incorrect.
          i. MPF calculates this 73% incorrectly based on the original share price of $10.
          ii. MPF conveniently overlooks the public fact that all of the distributions made to shareholders in 2002 and 2003 were actually returns of capital. These distributions totaled approximately $1.52 and effectively lowered the tax basis for all then current shareholders to approximately $8.48.
          iii. The NRV when this Board took office was $4.20. So, over 50% of the real decline in NRV occurred before the current Board took office.
          iv. Now, when the current Board took office, we inherited a business model and an investment strategy that had been approved and implemented by the prior board and management. During the first year of our tenure we determined that the risk/return profile inherent to that model and strategy; which included significant components of mezzanine and equity/joint venture investments, was no longer advisable, given the incipient market conditions and declining project valuations.
          v. By that time BVC had already made a number of these investments, the majority of which having been approved by the previous board, where BVC had a mezzanine, second mortgage or equity/joint venture investment that was either junior or subject to a large first mortgage or construction loan. Therefore, the new Board decided to stop making these types of investments and determined that the existing investments were at risk, and that risk was increasing as the market downturn and valuation decreases continued.
          vi. This Board, despite the likely negative reaction and disappointment of shareholders, chose to take the necessary and responsible action of impairing these investments based on appropriate and conservative valuation methods in a timely and responsible fashion. If that decision to appropriately value the existing assets is something to be faulted for, we are "guilty as charged".
     B. Has there been a decrease in NRV under the administration of the current Board?
          i.   Yes, there has.
          ii. It is nowhere near the 73% which MPF so erroneously continues to "beat the drum" about.
          iii. Not an excuse, but some decrease in value is understandable and not unexpected as this decrease has occurred in what many view as the worst real estate market since the Great Depression.

          iv. More important to note is that a significant portion of the decrease in NRV from $4.20 to the current $2.73 is directly attributable to the impairments that the current Board elected to take for the mezzanine, second mortgage and equity/joint venture investments that were subject to large first mortgages or construction loans. It should be noted that these investments had been made well over 2 years ago, primarily by the previous board.
     C. Going forward the Board will continue to assess asset values conservatively as we feel that is a responsibility we have to our shareholders.
          i. Would our job be easier if we were less conservative in our approach? Yes, but that would not be consistent with our fiduciary obligation to our shareholders.


3. "Lowers corporate general and administrative costs by nearly 40% from the past year's annual cost of approximately $1.36 million to approximately $834,000."
     A. We believe this statement demonstrates either how misleading MPF has chosen to be in its proxy campaign or how little due diligence was done in preparing its proposal.
     B. The table below summarizes the real corporate G&A costs at BVC. The detail behind this table was presented in detail and explained to MPF well before they chose to take their misleading campaign to seize control of BVC directly to BVC's shareholders. The real facts simply did not support MPF's claims or goal to seize control so MPF apparently chose to ignore the information we provided.
     C. This table presents the most recent 6 months of actual expenses and the following 6 months of projected expenses. The total for the 12 months of expenses is $881,753. With one important exception, this would equate to MPF's 2% asset management charge or "approximately $834,000". Therefore, an annual savings of about $48,000 or 5% would be realized by allowing MPF to take complete and unilateral control over BVC and your investment. This is a far cry from the $500,000 or nearly 40% savings promised in their proposal, their letter, and their most recent proxy.
          i. Why such a huge difference? As best we can tell, MPF's initial calculation of a $500,000 per year savings was flawed by MPF having used financials that they did not fully understand. These financials included costs from employees no longer with the company, start up costs for outsourcing asset management and carrying costs of certain REO properties (which would have to be paid no matter who operates the company). However, as stated above, we then provided MPF with the appropriate data, yet MPF still continues to "hammer away" as one of MPF's main points for their takeover, with a comparison and cost saving calculation that MPF knows is grossly incorrect.
          ii. We would also point out that the MPF Proxy materials now expressly state that, IN ADDITION TO THE 2% ANNUAL FEE, MPF would take "reimbursement of extraordinary and property level expenses incurred on behalf of BellaVista." So MPF would add REO level expenses, consistent with our analysis, and would reimburse themselves for any "extraordinary" expenses (as they would unilaterally determine). The comparable amounts that would have been paid to MPF could therefore be far in excess of the $843,000 they indicate in their materials. In this regard, we would point out that BVC has expended significant amounts over the past several years with its responses, mandated by federal securities laws, to two tender offers by MPF affiliates in each year. We assume those costs would have been deemed "extraordinary" by MPF along with any number of other costs we have historically incurred.
     D. But the story does not end there... The real BVC financial numbers already include an expense of $114,688 for Directors and Officers Liability Insurance, a generally required and prudent coverage for any company.

     E. In MPF's first proposal, as presented to the Board, they indicate that they would not need that coverage. However, in MPF's own Preliminary Proxy material, they then stated, "Also, upon election, the MPF nominees will be covered by BellaVista's officer and director liability insurance, ..."
     F. Adding the cost of this Directors and Officers insurance coverage would result in an increase in expenses of over $100,000 annually, making the cost of MPF managing BVC to increase to $957,000, or $75,000 more than the current costs to operate BVC.
     G. Now, as MPF has become aware of the adverse impact of D&O insurance to their boasts of cost savings, MPF has changed their story yet again, and now indicate that they will allow the current BVC insurance to lapse, which they can easily do given their control of the Board. However, consider the impact of BellaVista having no Directors and Officers insurance.
          i. The immediate impact would be to effectively force the resignation of all of the non-MPF board members, who as individuals and shareholders would not and should not accept the personal liability of being a director of a company that provides no D&O insurance.
          ii. Consistent with applicable state law, the BVC articles and bylaws permit indemnification of the Board. As a result, without insurance the Company would be at risk as BVC and, ultimately, you, through your share price, would be exposed to the costs and liabilities associated with any and all related lawsuits brought against the Board going forward.
     H. Another ill defined factor: Nowhere in MPF's boasts of cost savings does MPF reveal the real cost and impact of the 15% stock option that MPF has stated they would grant themselves once in complete control. At a minimum, it represents a direct dilution of all current individual BVC shareholders' ownership positions by 15%.

--------------------------------------------------------------------------------------------------------------------------
BellaVista Capital Expense Information
Provided to MPF on 04 20 09
                                                   Actual - 6 Month        Projected -  6 Months        Total - 12 Month
                                                   Oct 08 - Mar 09            Apr 09 - Sep 09           Oct 08 - Sep 09
                                               ---------------------------------------------------------------------------
Operational Expenses:
Salaries & Benefits                                          2,414                         294                    2,708
Legal: SEC public reporting                                 13,927                      11,794                   25,721
Legal: Other                                                 7,099                       9,000                   16,099
Accounting - Review, Audit & Tax Return                     41,921                     130,000                  171,921
Cupertino Capital Management Fee                           130,511                     135,000                  265,511
Board of Directors Fees                                     90,500                      61,001                  151,501
Directors and Officers Insurance                            57,646                      57,042                  114,688
CEO Consulting                                              57,914                      45,000                  102,914
General and Administrative                                  18,158                      12,532                   30,690
                                                   -----------------           -----------------        -----------------
Total Expenses                                             420,090                     461,663                  881,753


Real Estate Owned (REO)
Income                                                     429,508                     338,653                  768,161
Expenses                                                   838,716                     822,786                1,661,502
                                                   -----------------           -----------------        -----------------
Net REO Income (Loss)                                     (409,208)                   (484,133)                (893,341)
-------------------------------------------------------------------------------------------------------------------------


4.   "Eliminate the cost of Board Members"
     A. We believe this is one of the most misleading statement in MPF's material
     B. All the MPF proposed board members are partners or employees of MPF's various companies, from which they receive salaries and benefits from these positions; so to assert that they will be BVC board members at "no cost" is incredibly misleading.
     C. MPF will pay their salaries and their costs will be reimbursed in effect through the asset management fee paid to MPF by BVC.

     D. Apparently, all of these proposed board members have an interest in the MPF management company (and four of the five are family members) so it appears that they will also individually benefit from the $834,000 management fee BVC will pay to MPF as well.
     E.   Does this all really add up to "No Cost to BellaVista"
          i. Or is this just another example of ignoring the facts and a slick accounting slight of hand?


5.   "Lower BellaVista's interest payment costs"
     A. MPF briefly mentioned the existence of a relatively small, prime rate-based line of credit of $2.8 Million, but offers no commitments as to how or even if this line would be used to assist with BVC's working capital needs or the REO property carrying costs.
     B. MPF indicated to the BVC Board, in MPF's written responses to the Board's questions related to MPF's takeover demand, that MPF could provide additional equity, if needed. However, MPF indicated that their targeted return for equity would be "20% or greater".
     C. During 2008, BVC foreclosed on or took control of a number of projects that had cash needs ranging from capital needed for project completion to cash needed for operating expenses such as property taxes and insurance.
          i. In early fall, BVC recognized the need to borrow against several of its properties to fund these incremental REO project and operating cash requirements. At that time, the credit markets were virtually shut down and the associated underwriting standards had severely constrained the possibilities for any traditional commercial or bank financing.
          ii. During this time, we had positive discussions and applications underway with several commercial lenders that were suddenly rejected in the final stages of approval.
          iii. Therefore, in order to meet the short-to-medium term cash requirements, we went to the private placement market, through Cupertino Capital, to seek $1.5 Million lines of credit that we could draw on monthly as needed and secured by trust deeds to both our Brighton and Pulgas properties, for a total borrowing of up to $3 Million.
          iv. We were successful in that financing effort with the assistance of several of our Board members. To that end, we avoided having to resort to raising additional equity which likely would have carried a much higher cost and would have diluted our existing shareholders.
          v. We are now in the final phases of replacing a large portion of that higher cost private placement debt with conventional bank financing.


6.   "Upgrade investor relations"
     A. Yes, MPF has an entire department dedicated to this. On the other hand, BVC shareholders are in direct contact with various members of the Board responsible for shareholder communications and relations as well as complete access to the CEO.
     B. Over the past several years, we have provided updated summaries and overviews of the various properties in the portfolio. We have been constrained as a public company from making certain selective disclosures which perhaps MPF, a privately-held, company does not understand or have to concern itself with. We at BVC must file information with the SEC in a Current Report on Form 8-K that is available to the public, rather than simply communicating with shareholders.
     C. Also, we have been constrained in what details could reasonably be shared due to the various specific negotiations and foreclosure processes that were ongoing.

          i. It makes little sense to communicate something as simple as our expectation of the real sale price of a property if by disclosing that information potential bids would be driven lower.
     D. The Board believes it made the correct decisions after consulting with counsel that there were periods where disclosure would negatively impact either ongoing legal actions or negotiations for sale.
     E. We will strive for improved communication going forward as a variety of negotiations and sales are about to be concluded and we can operate under fewer constraints.
          i. A complete update on all of the REO properties is currently being developed and will be published later this month.


7. "(7) BellaVista will grant MPF an option to acquire up to 15% of the stock of BellaVista..."
     A. Conveniently buried in their proxy on page 7, in Section 5, as item number 7.
     B. Once MPF takes total control of BVC, MPF will grant itself a 15% stock option which will immediately result in a potential dilution of all current individual BVC shareholders' ownership positions by 15%. Thus MPF, holding shares purchased for $1.00 to $2.25 per share, will enjoy the benefits of diluting the other 85% of shareholders who typically purchased their shares for $10.


8.   Page 6 of MPF's June 5 letter
     A. As individual shareholders, we strongly encourage you to read page 6 of MPF's June 5 Proxy Cover Letter.
     B. We believe that MPF was required to "clarify" (i.e. retract) a number of their misleading statements about the current Board, Management and Company performance.
     C. However, consistent with their methods, these "clarifications" are never referenced anywhere in the first 5 pages of their letter, but rather are buried completely out of any context on the last page as an attachment following the end of the letter and several pages of resumes of their board nominees, four of whom are family members.
     D. The following highlights a sampling of the items that they felt obligated to (or more likely were made to) "clarify" from their previous communications.
          i. "Catastrophic Destruction of Value" and BellaVista had "Squandered 73% of the value"...
               a. Clarification: "one cannot prove, of course, that BellaVista Management "caused" such declines..."
          ii. "MPF's investing has historically produced gross returns of over 20%,.."
               a. MPF has routinely failed to mention (until now) the fees and expenses related to their investment fund that MPF takes "off the top" of any returns and would appear to amount to 25% of the gross return (on a relative basis). So, in the best of circumstances with a cooperative real estate market, it would seem that returns to investors are more likely to be substantially lower.
          iii. "But there is no guarantee from us (MPF), or current management, that you (the shareholder) will receive $2.73 per share or less or more."
               a.   So much for any guarantee representing MPF as "a better bet"
          iv. "We can make no prediction, and are not making a prediction, about the future net realizable value of BellaVista stock under our management."
               a.   Another retraction required for the proxy material
          v. "We (MPF) believe it's a better bet" giving MPF total control of BVC

               a.   A "better bet" - an interesting choice of words.
               b. Is this offered as assurance that it would be better to place your bet with MPF versus relying on the current Board of 4 individual shareholder, who bought their shares at $10 with their personal funds and have never sold any shares, as opposed to turning the Company over to MPF, a private equity group that "makes bets" mostly with other people's money and who bought their shares at prices ranging from $1.00 to $2.25 and will award themselves a 2% management fee and a 15% stock option.

                BellaVista Response to MPF's June 2, 2009 Letter
                ------------------------------------------------
       Excerpts from MPF's Letter are presented in quotes with "Red Font"

1. "If I vote "yes" for MPF proposals, what will MPF's relationship with BellaVista be after the proposals are approved?"
     A. MPF, a private equity group and minority share holder in BVC, will be in total control of the Company. Specifically, MPF, with control of the board of directors, will have complete operational, decision making and approval authority over all of BVC's administration, operations, management, and assets. Further since MPF will have control of the BVC Board of Directors, MPF will have total oversight and control over all functions and decisions made at BVC. The voice of the individual shareholder will cease to have any influence on the Board which would be controlled by the 5 vote majority of MPF partners and employees.
     B. The current BVC Board is made up of 4 individual shareholders, who like most of you are individuals who purchased their shares at $10 and have sold none of them. These 4 people were recruited several years ago as "outside" directors when it became apparent that the company needed a change in direction and management. They were not the former PrimeCore board responsible for any "destruction of value" that MPF continues to erroneously hammer on. In addition, our 4 board members have extensive board-level management experience with a number of public and private companies, as well as a long history of real estate and development experience.
     C. Despite all of MPF's misleading statements and scare tactics, the real question that you, as an individual share holder, must ask is "Who would I rather have watching out for my interests: 4 long-time, individual shareholders, who like you bought BVC shares at $10 or a private equity group, that bought in at less than $2.25 and has its own family of 50 investment funds and over 5,000 shareholders?"


2. "After implementing the immediate cost-saving measures, what are MPF's plans for BellaVista?"
     A. There are no cost saving, immediate or otherwise. MPF has chosen to repeatedly ignore the actual financial data we provided and reviewed with them several months ago. We shared this with each of you in our last mailing. MPF continues to erroneously base all of their so-called cost savings claims on a year where our financials included salaries and benefits of 2 executives, Mr. Hanke and Mr. Rider, and an accounting professional, none of whom are now employed by the Company. Additionally, there were various REO property carrying costs included in those financials as well. We have pointed this out to MPF numerous times, but MPF still continues to make their highly misleading claims of cost savings.
     B. MPF states clearly (but has buried in its full Proxy Statement) that, IN ADDITION TO ITS 2% FEE, it will pay or reimburse itself for all REO operating costs and any "extraordinary" costs. Who do you think will determine the categories and amounts of expense included in that loophole? MPF's "guarantee that BellaVista's overall corporate G&A is lower the year after we (MPF) take control..." is really no guarantee at all given the financial data they continue to misrepresent as comparable.
     C. You have all heard the expression "you cannot compare apples and oranges." Well MPF is trying to confuse the math by doing exactly that and feeding us all fruit salad.
     D. In our shareholder letter of May 27, we included actual financials for the first 6 months of this year and the budget for the second 6 months. This data clearly shows there is no cost savings; and in fact, there would be an annual cost increase under the MPF proposal when one includes Directors and Officers insurance ($114,000 annually) which MPF has conveniently excluded as an item covered under their 2% management fee. In this regard, MPF has changed its tune from its own preliminary proxy materials, in which it clearly stated that it would continue D&O coverage for its newly appointed members of the Board. After we pointed out the issue of the cost of D&O insurance, MPF's proxy materials now state that they intend NOT to renew such D&O coverage when its current term ends. One significant and , we believe intended, consequence of this could be to discourage the current Board from continuing service without this standard protection of their personal assets from liability for claims relating to the company.


3. "The current asset manager (Cupertino Capital) actually has a disincentive to pay out any distributions because that would only serve to reduce their fees..."
     A. This is absurd and incredibly misleading as Cupertino Capital has no control or voice in the decision making process regarding distributions. The Board makes these decisions. Of course, this is likely a projection by MPF because, if MPF's proposals are approved, MPF will be both the asset manager collecting a fee and the Board determining distributions. Interestingly, with the MPF management fee of 2% versus the current asset manager's fee of 1%, MPF loses twice as much annually if the Board decides to make a distribution or, any decision for that matter, which results in a decrease in asset value. Of course, MPF wins either way, because any distributions will reduce the price of their 15% option, potentially down to $0 per share.


4.   "The current board is, once again,  simply wrong. ...we have concluded that cash dividends can be tax efficient for all investors."
     A. When is a half truth ultimately a lie? As to the question of the tax benefits of a share repurchase versus a dividend classified as a "return of capital", MPF continues its tactics to obfuscate and mislead. Making distributions as dividends serves MPF's agenda and structure; and, unlike redemption, it creates no immediate capital loss on the redeemed shares that an individual shareholder can take advantage of immediately in that tax year. BVC's plan to repurchase shares will trigger an immediate capital loss for most shareholders in that tax year, depending on how shares are held by the individual shareholder.